UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             WELDOTRON CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  949 391 106
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                                 (CUSIP Number)


                              MICHAEL N. KREIGER,
                          3rd Floor, 205 Church Street,
                              New Haven, CT 06510
                                 (203) 498-6063
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 31, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                SCHEDULE 13D

CUSIP NO. 949 391 106                                   PAGE 1 OF 1 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Michael N. Kreiger
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [X]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                         PF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
        N/A
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION          Connecticut, USA
- ---------------------------------------------------------------------------------
      NUMBER OF         7. SOLE VOTING POWER          80,000 Shares Common Stock
      SHARES           ---------------------------------------------------------
      BENEFICIALLY      8. SHARED VOTING POWER       116,400 Shares Common Stock
      OWNED BY         ---------------------------------------------------------
      EACH              9. SOLE DISPOSITIVE POWER     80,000 Shares Common Stock
      REPORTING        ---------------------------------------------------------
      PERSON WITH      10. SHARED DISPOSITIVE POWER  116,400 Shares Common Stock
- ---------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                         196,400
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
       N/A
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       8.5%
- ---------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                IN
- ----------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

ITEM 1: SECURITY AND ISSUER
        This statement relates to shares of common stock of Weldotron Corporation, a corporation whose principal executive offices are located at 1532 South Washington Avenue, Piscataway, New Jersey 08855.

ITEM 2: IDENTITY AND BACKGROUND
        The person filing this statement is Michael N. Kreiger whose principal business address is 205 Church Street, 3rd Floor, New Haven, Connecticut 06510. Michael N. Kreiger's principal occupation is that of business executive/consultant.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        Of the total shares reported, a total of 79,300 shares were purchased during the period from May 23, 1996 through July 31, 1996, as follows:
(i) 74,200 shares by American Bare Conductor, Inc., an entity in which Michael N. Kreiger owns fifty percent of the issued and outstanding shares of common stock and (ii) 5,100 shares by Michael N. Kreiger and Shelley Kreiger (spouse of Michael N. Kreiger) as joint tenants. All shares were purchased using the cash on-hand of the purchasers. Financing was not used to purchase any of the aforesaid shares.

ITEM 4. PURPOSE OF TRANSACTION
        The purpose of the Acquisition of the shares is for short-term and long-term investment purposes.

ITEM 5. INTEREST IN SECURITIES OF ISSUER
        As hereinafter indicated, Michael N. Kreiger is the beneficial owner of 196,400 shares of Common Stock or 8.5% of the issued and outstanding shares of Weldotron Corporation as to which Michael N. Kreiger has the sole power to vote and/or dispose of 80,000 shares and of which 116,400 shares are held with a shared right to vote and/or dispose of the shares. Specific ownership allocations are as follows:






        Sole Power to Vote/Dispose of Shares
        ------------------------------------

        Michael N. Kreiger Profit Sharing Plan            40,000 shares
        Michael N. Kreiger Money Purchase Plan            40,000 shares

        Shared Power to Vote/Dispose of Shares
        --------------------------------------

        Michael N. & Shelley Kreiger, as joint tenants    25,000 shares
        American Bare Conductor, Inc.                     91,400 shares

ITEM 6: CONTRACTS, ARRANGEMENTS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF ISSUER
        None

ITEM 7: MATERIALS TO BE FILED AS EXHIBITS
        None